Exhibit 8.1

LIST OF SUBSIDIARIES

Edenor

1. Empresa Distribuidora de Electricidad de La Rioja S.A.

2. Empresa Distribuidora Eléctrica Regional S.A.

3. Sociedad Anónima Centro de Movimiento de Energía

4. Emdersa Holding

All of the subsidiaries mentioned above have their jurisdiction of incorporation in the Republic of Argentina.